Exhibit 99.2

Caesar Oil Pipeline Company, LLC
Financial Statements
December 31, 2019 and 2018

Exhibit 99.2

Caesar Oil Pipeline Company, LLC
Financial Statements
Years Ended December 31, 2019 and 2018

Contents

Report of Independent Auditors..................................................................................................................................................	1
Financial Statements
Balance Sheets.............................................................................................................................................................................	2
Statements of Income..................................................................................................................................................................	3
Statements of Members’ Capital...............................................................................................................................	4
Statements of Cash Flows...........................................................................................................................................................	5
Notes to Financial Statements.....................................................................................................................................................	6

Exhibit 99.2

Report of Independent Auditors

The Management Committee and Members
Caesar Oil Pipeline Company, LLC

We have audited the accompanying financial statements of Caesar Oil Pipeline Company, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, members’ capital and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caesar Oil Pipeline Company, LLC at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas
February 18, 2020

Exhibit 99.2

Caesar Oil Pipeline Company, LLC
Balance Sheets

	December 31
	2019	2018

Assets
Current assets:
Cash and cash equivalents	$4,644,834	$2,970,407
Accounts receivable
Related parties	2,827,084	3,352,239
Third parties	659,482	754,709
Other current assets	6,827	—
Total current assets	8,138,227	7,077,355

Pipelines and equipment	317,139,311	324,651,080
Accumulated depreciation	(115,015,409)	(110,180,468)
Pipelines and equipment, net	202,123,902	214,470,612

Total assets	$210,262,129	$221,547,967

Liabilities and members' capital
Current liabilities:
Payable to related parties	$591,093	$343,408
Accounts payable and accrued liabilities	39,353	710,031
Total current liabilities	630,446	1,053,439

Asset retirement obligation	—	7,297,402
Members' Capital	209,631,683	213,197,126
Total liabilities and members' capital	$210,262,129	$221,547,967

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Caesar Oil Pipeline Company, LLC
Statements of Income

	Year Ended December 31
	2019	2018
Revenue
Transportation revenue
Related parties	$36,693,017	$35,815,594
Third parties	7,520,193	9,258,527
	44,213,210	45,074,121

Costs and expenses
Operating and maintenance expenses	6,833,404	8,306,242
General and administrative expenses	1,605,868	1,577,788
Depreciation and amortization	4,834,941	4,930,303
Accretion expense - asset retirement obligation	214,367	404,944
Total costs and expenses	13,488,580	15,219,277

Operating income	30,724,630	29,854,844

Other income	509,927	75,471

Net income	$31,234,557	$29,930,315

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Caesar Oil Pipeline Company, LLC
Statements of Members' Capital
Years Ended December 31, 2019 and 2018

	Mardi Gras Transportation System, Inc.	BHP Billiton Petroleum, Inc.	Shell Pipeline Company, Inc.	Union Oil Company of California	Total
Members' capital at January 1, 2018	$123,586,294	$55,172,453	$33,103,472	$8,827,592	$220,689,811
Members distributions	(20,956,880)	(9,355,750)	(5,613,450)	(1,496,920)	(37,423,000)
Net income	16,760,976	7,482,579	4,489,547	1,197,213	29,930,315
Members' capital at December 31, 2018	119,390,390	53,299,282	31,979,569	8,527,885	213,197,126
Members distributions	(19,488,000)	(8,700,000)	(5,220,000)	(1,392,000)	(34,800,000)
Net income	17,491,352	7,808,639	4,685,184	1,249,382	31,234,557
Members' capital at December 31, 2019	$117,393,742	$52,407,921	$31,444,753	$8,385,267	$209,631,683

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Caesar Oil Pipeline Company, LLC
Statements of Cash Flows
December 31, 2019 and 2018

	Year Ended December 31
	2019	2018
Cash flows from operating activities
Net income	$31,234,557	$29,930,315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,834,941	4,930,303
Accretion expense - asset retirement obligation	214,367	404,944
Changes on working capital:
Decrease (increase) in accounts receivable - affiliates	525,155	(131,052)
Decrease in accounts receivable - third parties	95,227	240,990
Increase in accounts payable - affiliates	247,685	19,592
(Decrease) increase in accounts payable and accrued liabilities	(670,678)	224,579
(Increase) in other current assets	(6,827)	—
Net cash provided by operating activities	36,474,427	35,619,671

Cash flows from financing activities
Members distributions	(34,800,000)	(37,423,000)
Net cash used in financing activities	(34,800,000)	(37,423,000)

Net increase (decrease) in cash and cash equivalents	1,674,427	(1,803,329)
Cash and cash equivalents at beginning of year	2,970,407	4,773,736
Cash and cash equivalents at end of year	$4,644,834	$2,970,407

The accompanying notes are an integral part of these financial statements.

Exhibit 99.2

Caesar Oil Pipeline Company, LLC
Notes to Financial Statements
December 31, 2019 and 2018

1. Organization and Nature of Business

Caesar Oil Pipeline Company, LLC (the Company) was formed as a Delaware limited liability company on June 15, 2001.

As of December 31, 2019 and 2018 the ownership interest in the Company is: Mardi Gras Transportation System, Inc. (MGTSI) – 56%, BHP Billiton Petroleum (Deepwater), Inc. – 25%, Shell Pipeline Company, LP (SPLC) – 15%, and Union Oil Company of California – 4% (collectively, the Members). Contributions and distributions, as well as profits and losses, are required to be allocated among the Members on a pro rata basis in accordance with their respective ownership interests. As the Company is a limited liability company, no member is liable for debts, obligations, or liabilities, including under a judgment decree or order of a court. The Company shall continue until such time as a certificate of cancellation is filed with the
Secretary of the State of Delaware.

The purpose and business of the Company is to plan, design, construct, acquire, own, maintain, and operate the crude oil pipeline system (the Pipeline), to market the services of the Pipeline, and to engage in any activities directly or indirectly relating thereto. The 24-inch and 28-inch diameter, 115-mile-long Pipeline delivers crude oil from the Holstein, Mad Dog, Atlantis, Neptune and Heidelberg fields in Southern Green Canyon to the Manta Ray Pipeline System in Ship Shoal Block 332 and is designed to deliver a maximum of 450,000 barrels per day.

Operating Agreements

On February 11, 2002, the Company entered into the Operating, Management, and Administrative Agreement (prior Operating Agreement) with MGTSI, which provides the guidelines under which MGTSI is to operate and maintain the Pipeline and perform all required administrative functions. This agreement was cancelled on July 1, 2017, with the transition of operatorship to SPLC.

On July 1, 2017, the Company entered into the Operating and Administrative Management Agreement (the Operating Agreement) with SPLC, which provides the guidelines under which SPLC is to operate and maintain the Pipeline and perform all required administrative functions.

2. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09 to Topic 606, Revenue from Contracts with Customers, which superseded nearly all revenue recognition guidance in Topic 605, Revenue Recognition, under U.S. GAAP. See Note 3 - Summary of Significant Accounting Policies, Revenue Recognition section for additional information and disclosures required by the new standard.

Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases, which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either a financing lease or operating lease with classification affecting the pattern of expense recognition in the statements of income and presentation of cash flows in the statements of cash flows. This update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this update modifies the classification criteria and the accounting for sales-type and direct financing leases. This update is effective on a modified retrospective basis for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are adopting the new standard using the modified retrospective transition approach, effective January 1, 2020. We do not expect to recognize any cumulative effect of initially applying the standard for periods prior to January 1, 2020. We have completed the identification and aggregation of our lease contract population. We have also completed our review of these lease contracts to determine the transition approach as well as any necessary changes to existing processes and controls. Based on our review, none of the existing contracts of the Company qualify as a lease contract, hence there was no impact in the adoption.

Exhibit 99.2

In June 2016, the FASB issued ASU 2016-13 to Topic 326, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the current incurred loss impairment method with a method that reflects expected credit losses on financial instruments. For trade receivables, entities will be required to estimate lifetime expected credit losses. The update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. While our evaluation is ongoing, we do not expect the adoption of ASU 2016-13 to have a material impact on our financial statements and related disclosures.

3. Summary of Significant Accounting Policies

The following significant accounting policies are practiced by the Company and are presented as an aid to understanding the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes that these estimates are reasonable.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on deposit at bank.

Accounts Receivable

The Company’s accounts receivable represents valid claims against customers for logistic activities.

We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. We do not apply actual balances against the reserve until we have exhausted substantially all collection efforts. Our allowance for doubtful accounts totaled $0 at December 31, 2019 and December 31, 2018.

Pipelines and Equipment, Net

Pipelines and equipment are stated at its historical cost of construction, or upon acquisition, at either the fair value of the assets acquired or the historical carrying value to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs, which do not improve or extend asset life are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs, are capitalized. Gains and losses on the disposition of assets are recognized on the Balance Sheets against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.

We compute depreciation using the straight-line method based on estimated economic lives. The Company uses one estimated useful life for the pipelines and equipment, which is based on the longest useful life of the connecting platforms. On July 1, 2019, asset retirement obligations (ARO) were derecognized which was justified by the changes in the future economics associated with oil production in the Gulf of Mexico. The impact of the change was applied prospectively in the financial statements beginning on July 1, 2019. As of December 31, 2019, the remaining estimated useful life of the pipelines and equipment was 39 years.

Asset Retirement Obligation

Asset retirement obligations represent contractual or regulatory obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these

Exhibit 99.2

obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.

We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record. The demand for our pipelines depends on the ongoing demand to move crude oil through the system. Although individual assets will be replaced as needed, we expect our pipelines will continue to exist for an indeterminate economic life.

Our ARO, which relate to the Atlantis, Holstein and Mad Dog Platform, was NIL and $7,297,402 as of December 31, 2019 and 2018, respectively. On July 1, 2019, we have reassessed and concluded that the changes in the future economics associated with oil production in the Gulf of Mexico justified a change from a finite remaining life to an indeterminate life assumption of the Pipeline thereby resulting in an obligation that cannot be reasonably estimated. The decrease in the ARO balance stemmed from the derecognition of the ARO and has resulted in a write down of Pipelines and Equipment of $7,511,769. This change in estimate will eliminate both the depreciation expense associated with the ARO assets and the accretion expense in 2019 and future years.

Impairment of Long-lived Assets

Long-lived assets of identifiable business activities are evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. The Company determined that there were no asset impairments in the years ended December 31, 2019 or 2018.

Concentration of Credit and Other Risks

A significant portion of the Company’s revenues and receivables are from related parties, and other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, management believes the risk of significant loss to be remote.

The following table shows revenues from third and related parties that accounted for a 10% or more of “Total transportation revenues” for the indicated date.

	Year Ended December 31
	2019	2018

Customer A (affiliate)	$21,099,790	$20,513,004
Customer B (affiliate)	13,324,238	13,338,541
Customer C (third party)	5,353,986	5,285,075

The following table shows receivables from third and related parties that accounted for a 10% or more “Accounts receivable” for the indicated years:

Exhibit 99.2

	December 31
	2019	2018

Customer A (affiliate)	$1,544,864	$1,910,991
Customer B (affiliate)	936,181	1,246,016
Customer C (third party)	435,018	490,301

Development and production of crude in the service area of the pipeline are subject to, among other factors, prices of crude and federal and state energy policy, none of which are within the Company’s control.

We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk.

As of December 31, 2019 and 2018 we had $4,394,834 and $2,720,407, respectively, in cash and cash equivalents in excess of FDIC limits.

Revenue Recognition

On January 1, 2019, we adopted ASC Topic 606 and all related Accounting Standards Update (“ASU”) to this Topic (collectively, the “new revenue recognition standard”) by applying the modified retrospective method to all contracts that were not completed on January 1, 2019. We performed a review of all our revenue contracts to evaluate the effect of the new standard on our revenue recognition practices and concluded that there is no impact from the adoption of this standard. Thus, no cumulative effect transition adjustment was made to equity. We have also completed the evaluation of new disclosure requirements and identification of impacts to our business processes, systems and controls to support recognition and disclosure under the new guidance.

The new revenue recognition standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new revenue recognition standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our operating revenues are primarily generated from the transportation of crude oil through our pipelines. Revenue recognition for the transportation of crude oil is based on volumes received from the Holstein, Mad Dog, and Atlantis platforms and delivered to the Ship Shoal Block 332 interconnect facilities in accordance with contractual terms with the respective shippers at the time the transportation services are delivered.

To identify the performance obligations, we considered all the products or services committed to in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when each performance obligation is satisfied under the terms of the contract. Each barrel of product transported, or day of services provided is considered a distinct service that represents a performance obligation that would be satisfied over time if it were accounted for separately. The services provided over the contract period are a series of distinct services that are substantially the same, have the same pattern of transfer to the customer, and therefore, qualify as a single performance obligation. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on a measure of progress of volumes transported for transportation services contracts, number of days elapsed for stand ready-transportation service contracts.

For all performance obligations, payment is typically due in full within 30 days of the invoice date.

Exhibit 99.2

Disaggregation of revenue - The following table provides information about disaggregated revenue by customer type.

	2019	2018
Transportation revenue- related parties	$36,693,017	$35,815,594
Transportation revenue- third parties	7,520,193	9,258,527
Total transportation services revenue	$44,213,210	$45,074,121

Impact of adoption - In accordance with the revenue recognition standard, the following table, which only includes line items impacted by Topic 606, summarizes the impact of adoption on our financial statements as of and for the year ended December 31, 2019:

	2019
Statement of Income	As Reported Under Topic 606	Amounts Without Adoption of Topic 606	Effect of Change Increase/(Decrease)
Revenue
Transportation revenue - related parties	$36,693,017	$36,693,017	$—
Transportation revenue - third parties	7,520,193	7,520,193	—
Costs and expenses
Operations and Maintenance	6,833,404	6,833,404	—
Net income	$31,234,557	$31,234,557	$—

Contract Balances - We perform our obligations under a contract with a customer by providing services in exchange for consideration from the customer. The timing of our performance may differ from the timing of the customer’s payment, which results in the recognition of a contract asset or a contract liability. Although we did not have any contract assets as of December 31, 2019, we recognize a contract asset when we transfer goods or services to a customer and contractually bill an amount which is less than the revenue allocated to the related performance obligation. The following table provides information about receivables from contracts with customers:

	January 1, 2019	December 31, 2019
Receivables from contracts with customers – related parties	$3,352,239	$2,827,084
Receivables from contracts with customers – third parties	754,709	659,482

Remaining Performance Obligations - As of December 31, 2019, contracts with remaining performance obligations are transportation agreements for which we apply the practical expedient regarding the disclosure of the remaining performance obligations. The Company accounts for the stand-ready/transportation services as a single performance obligation because (1) each distinct service in the series meets the criteria to be a performance obligation satisfied over time, and (2) the same method would be used to measure the entity’s progress toward satisfaction of the performance obligation to transfer each distinct service in the series to the customer. Thus, the services transferred each day over the contract period are a series of distinct services that are substantially the same and have the same pattern of transfer to the customer.

As an exemption, we do not disclose the amount of remaining performance obligations for contracts with an original expected duration of one year or less or for variable consideration that is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

Taxes

The Company has not historically incurred income tax expense, as limited liability companies, in accordance with the provisions of the Internal Revenue Code, are not subject to U.S. federal income taxes. Rather, each Member includes its allocated share of the Company’s income or loss in its own federal and state income tax returns. The Company is responsible for various state property and ad valorem taxes, which are recorded in the accompanying Statement of Income as “Property taxes.”

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable.

Exhibit 99.2

4. Pipelines and Equipment, Net

Pipelines and equipment at December 31, 2019 and 2018 consist of the following:

	December 31
	2019	2018

Transportation assets	$299,780,343	$307,292,112
Line fill inventory	11,512,996	11,512,996
Deepwater pipeline repair equipment	3,328,000	3,328,000
Assets under construction	2,517,972	2,517,972
	317,139,311	324,651,080
Less accumulated depreciation	(115,015,409)	(110,180,468)
Pipelines and equipment, net	$202,123,902	$214,470,612

Depreciation expense on pipelines and equipment is included in “Depreciation and amortization” in the accompanying Statements of Income for the years ended December 31, 2019 and 2018 in the amount of $4,834,941 and $4,930,303, respectively.

5. Related-Party Transactions

A significant portion of the Company’s operations is with related parties. Transportation revenue of $36,693,017 and $35,815,594 during 2019 and 2018, respectively, was earned from transporting products for the Members and their affiliates. At December 31, 2019 and 2018, the Company had receivables due from Members and their affiliates of $2,827,084 and $3,352,239, respectively.

The Company has no employees and relies on the Operator to provide personnel to perform daily operating and administrative duties on behalf of the Company. In accordance with the Operating Agreement and other agreements between the Members, management services are provided to the Company by SPLC. These include corporate facilities and services, such as executive management, supervision, accounting, legal, and other normal and necessary services in the ordinary course of the Company’s business.

Management fees paid for costs and expenses incurred on behalf of the Company were $893,278 and $867,260 during 2019 and 2018, respectively. Management fees paid to SPLC are included in general and administrative expenses in the income statements. At December 31, 2019 and 2018, the Company had payables due to Members and their affiliates of $591,093 and $343,408, respectively.

6. Asset Retirement Obligation

The value of the AROs was determined based upon expected future costs using existing technology.

The changes in the Company’s AROs for the years ended December 31, 2019 and 2018, were as follows:

Balance at January 1, 2018	$6,892,458
Accretion expense	404,944
Balance at December 31, 2018	7,297,402
Accretion expense	214,367
Derecognition of ARO	(7,511,769)
Balance at December 31, 2019	$—

Exhibit 99.2

7. Environmental Remediation Costs

We are subject to federal, state, and local environmental laws and regulations. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Often, as the remediation evaluation and effort progress, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our net income in the period in which they are probable and reasonably estimable. No expenses were incurred for the years ended December 31, 2019 and 2018 in relation to environmental clean-up cost.

8. Commitments and Contingencies

In the ordinary course of business, the Company is subject to various laws and regulations. In the opinion of management, the Company is in compliance with existing laws and regulations and is not aware of any violations that will materially affect the financial position, results of operations, or cash flows of the Company.

9. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred after December 31, 2019 up until February 18, 2020, which is the date of the issuance of the financial statements. Any material subsequent events that occurred during this time have been properly disclosed in the financial statements.